UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 6, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
               (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: May 6, 2009

Stock market codes:
ASX — LGL
NASDAQ — LIHR
PoMSOX — LGL
TSX — LGG
6 May 2009

Company Announcements Office
Australian Securities Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
SYDNEY NSW 1215
Dear Sir,
Results of voting of 2009 Annual General Meeting
In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, I confirm the resolutions put to shareholders at the company’s Annual General Meeting held in Port Moresby today were each passed by votes taken on a show of hands.
The resolutions related to the following matters:
1.	Financial Statements and Reports.

2.	Re-election of Mr Alister Maitland.

3.	Re-election of Mr Geoff Loudon.

4.	Re-appointment of the Auditor.

5.	Award of Share Rights to the Managing Director under the Lihir Senior Executive Share Plan.

6.	Ratification of issue of 171,666,667 ordinary fully paid shares.

7.	Increase in aggregate fee limit for Non-Executive Directors.
The table on the following page discloses proxy votes in relation to each of these resolutions
Yours faithfully

Stuart MacKenzie
Group Secretary and General Counsel

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLGold.com	Papua New Guinea

Page 2.

Lihir Gold Limited	Proxy Summary
Wednesday, 6 May
Annual General Meeting	2009
1)	Receive Financial Statements and Reports

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
1,526,354,193	537,008	26,278,951	3,539,711
The motion was carried as an ordinary resolution on a show of hands.

2)	Re-election of Mr Alister Maitland as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
1,547,246,816	3,413,405	2,497,252	3,552,980
The motion was carried as an ordinary resolution on a show of hands.

3)	Re-election of Mr Geoff Loudon as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
1,548,709,607	1,986,068	2,453,087	3,561,691
The motion was carried as an ordinary resolution on a show of hands.

4)	Re-appointment of the Auditor

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
1,545,502,261	5,186,404	2,384,006	3,637,782
The motion was carried as an ordinary resolution on a show of hands.

Page 3.
5)	Award of Share Rights to the Managing Director under the Lihir Senior Executive Share Plan (LESP)

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
1,211,311,130	336,709,917	4,455,475	3,729,971
The motion was carried as an ordinary resolution on a show of hands.

6)	Ratification of Issue of 171,666,667 Ordinary Fully Paid Shares

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
36,503,545	2,836,386	2,737,610	4,075,393
The motion was carried as an ordinary resolution on a show of hands.

7)	Increase to the Aggregate Fee Limit for Non-Executive Directors

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
1,497,835,830	51,256,246	3,801,630	1,217,244
The motion was carried as an ordinary resolution on a show of hands.